AQUEDUCT ENTERTAINMENT, LLC

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

AQUEDUCT ENTERTAINMENT, LLC

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

Independent Auditor's Report

To the Members of AQUEDUCT ENTERTAINMENT, LLC

4232 SW 11 STREET,

DEERFIELD BEACH, FL 33442

I have audited the accompanying financial statements of AQUEDUCT ENTERTAINMENT, LLC, which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of AQUEDUCT ENTERTAINMENT, LLC as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.

11/07/2021

AQUEDUCT ENTERTAINMENT, LLC

BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	103	-
Total current assets		103	-
Intangible assets:			
Film Production & Literary works		103,500	79,546
Total intangible assets		103,500	79,546
Other non-current assets:			
Total other non-current assets		-	-
Total Assets	$	**103,603**	**79,546**
Liabilities & Members' Equity (deficit)			
Current liabilities:			
Total current liabilities		-	-
Non-current Liabilities:			
Promissory notes from Members		324,892	290,206
Accrued Interest- Promissory notes from Members		122,964	67,877
Total non-current liabilities		447,856	358,083
Total Liabilities:	$	**447,856**	**358,083**

The accompanying notes are an integral part of these financial statements.

AQUEDUCT ENTERTAINMENT, LLC

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Members' Equity (deficit):			
Members' Contributions		200	200
Members' Withdrawals		-	-
Retained Earnings (accumulated deficit)		(278,737)	(229,341)
Net income (loss)		(65,716)	(49,396)
Total Members' Equity (deficit):		**(344,253)**	**(278,537)**
Total Liabilities & Members' Equity (deficit)	$	**103,603**	**79,546**

The accompanying notes are an integral part of these financial statements.

AQUEDUCT ENTERTAINMENT, LLC

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Royalties	$	-	-
Other revenues		107	-
Net Revenues		**107**	**-**
Expenses:			
IT software & consumables		158	-
Legal & Professional Services		3,620	970
Advertising & Marketing		6,806	2,338
Bank Charges & Fees		40	-
Interest expenses		55,087	46,088
Postage, Freight & Courier		112	-
Total Expenses		65,823	49,396
Income (loss) from Operations		**(65,716)**	**(49,396)**
Other Income (Expenses):			
Total Other Income (Expenses)		-	-
Net Income (loss)	$	**(65,716)**	**(49,396)**

The accompanying notes are an integral part of these financial statements.

AQUEDUCT ENTERTAINMENT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Contributions	Withdrawals	Retained Earnings (accumulated deficit)	**Total**
Beginning Balance, December 31, 2018	200	-	(229,341)	**(229,141)**
Members' Contributions	-	-	-	**-**
Members' Withdrawals	-	-	-	**-**
Net income (loss)	-	-	(49,396)	**(49,396)**
Ending Balance, December 31, 2019	**200**	**-**	**(278,737)**	**(278,537)**
Members' Contributions	-	-	-	**-**
Members' Withdrawals	-	-	-	**-**
Net income (loss)	-	-	(65,716)	**(65,716)**
Ending Balance, December 31, 2020	**200**	**-**	**(344,453)**	**(344,253)**

The accompanying notes are an integral part of these financial statements.

AQUEDUCT ENTERTAINMENT, LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	(65,716)	(49,396)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Amortization		-	-
Changes in:			
Accrued Interest- Promissory notes from Members		55,087	46,088
Net cash provided (used) by operating activities		**(10,629)**	**(3,308)**
Cash flow From Investing Activities:			
Film Production & Literary works		(23,954)	(44,800)
Net cash provided (used) by investing activities		**(23,954)**	**(44,800)**
Cash flow from Financing Activities			
Promissory notes from Members		34,686	48,108
Net cash provided (used) by financing activities		**34,686**	**48,108**
Increase (decrease) in Cash		103	-
Cash, beginning of year		-	-
Cash, end of year	$	**103**	**-**

The accompanying notes are an integral part of these financial statements.

AQUEDUCT ENTERTAINMENT, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

AQUEDUCT ENTERTAINMENT, LLC (the Company), is a limited liability company (LLC) organized under the laws of the State of Florida on March 2, 2021. The Company was initially incorporated in Florida on November 28, 2011, as 'Aqueduct Entertainment, Inc.' and filed for conversion to a Florida LLC on February 25, 2021. The company registered 'Aqueduct Pictures' as a fictitious name in Florida state on November 12, 2020.

On February 1, 2021, the members of the Company established a Georgia based LLC under the name 'THE ADVERSARY MOVIE, LLC' (the Subsidiary) to serve as the operational arm of AQUEDUCT ENTERTAINMENT, LLC to produce a film currently titled 'the Adversary' in the state of Georgia. The Company fully owns the subsidiary as of the date of its establishment.

The primary purpose of the Company and the subsidiary is to finance, develop, produce, market, and distribute one theatrical motion picture currently titled 'The Adversary'.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that create uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception with accumulated losses totaling $344,453 and $278,737 as of December 31, 2020, and December 31, 2019, respectively. Additionally, the Company had a net equity deficit of $344,253 and $278,537 as of December 31, 2020, and December 31, 2019, respectively.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 30, 2022 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

To address this concern, the company plans to raise additional funds through various means to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of Management's plan.

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Additionally, the film & entertainment industry carries a substantial risk due to reliance on trends which could cause unexpected losses on certain film developments and literary works.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the services will be provided; (2) services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The company made no sales as of the date of the financial statements.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other purchases as they are incurred.

Intangible assets

Intangible assets are stated at their historical cost. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consisted of story rights, production and literary work costs incurred for the purpose of developing the film that is currently titled 'the Adversary'.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cashflows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were recorded as of December 31, 2020, and December 31, 2019.

Promissory notes from Members

On October 12, 2017, the Company was granted a line of credit of up to $550,000 from one of its members (the lender). Under the agreement, the lender agreed to make funds available to the Company, on and as needed basis, based on expenses and costs for the direct and indirect purpose of producing the film that is currently titled 'the Adversary'. All sums advanced pursuant to the agreement bear interest from the date each advance is made until the grand total of principal and interest is paid in full at an accrual per annual interest rate of 18%.

The advances under the agreement totaled $242,098 as of December 31, 2018, carrying an annual interest of $43,578. Cash advances during 2019 totaled $48,108 and interest expense relating to these advances amounted to $2,510 and $8,659 for the years 2019 and 2020 respectively. Cash advances during 2020 totaled $29,541 and interest expense relating to these advances amounted to $2,850 for the year 2020.

During 2020, a member advanced $5,145 to the Company for use in the normal course of business.

Income taxes

The Company is taxed as a pass-through entity. Under the relevant tax provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its Members.

Subsequent events

The Company evaluated subsequent events through July 30th, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.